                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   April, 2000
                                           -----------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   AMVESCAP PLC REPORTS RECORD
                                 ---------------------------
                                 RESULTS FOR THREE MONTHS ENDED 31ST MARCH
                                 -----------------------------------------
                                 2000
                                 ----

[LOGO]
AMVESCAP                                                          PRESS RELEASE

                CONTACTS:  ROBERT F. MCCULLOUGH        ANGUS MAITLAND
                           Chief Financial Officer     The Maitland Consultancy
                           404-724-4251                44-171-379-5151

    AMVESCAP PLC REPORTS RECORD RESULTS FOR THREE MONTHS ENDED 31 MARCH 2000

LONDON, APRIL 19, 2000 - AMVESCAP reported that profit before tax and goodwill amortisation for the three months ended 31 March 2000 amounted to (pound sterling)124.7 million ($198.3 million) compared to (pound sterling)69.7 million ($114.3 million) for the first quarter of 1999. Revenues increased to (pound sterling)369.5 million ($587.5 million) from (pound sterling)241.1 million ($395.4 million) in 1999. Diluted earnings per share before goodwill amortisation amounted to 12.5p for the 2000 period (1999: 7.1p), an increase of 76%.

----------------------------------------------------------------------------------------------------------------------------------
                                                                       RESULTS FOR THREE MONTHS ENDED
                                               31 MARCH  2000+     31 March 1999+        31 MARCH 2000           31 March 1999
                                               ----------------  -----------------  ----------------------  ----------------------
Revenues                                            $587.5M            $395.4m      (pound sterling)369.5M  (pound sterling)241.1m
Profit before tax and goodwill amortisation         $198.3M            $114.3m      (pound sterling)124.7M  (pound sterling)69.7m
Earnings per ordinary share before goodwill
  amortisation:
   --basic                                           $1.04*             $0.61*                13.1P                 7.4p
   --diluted                                         $0.99*             $0.58*                12.5P                 7.1p
Earnings per ordinary share:
   --basic                                           $0.92*             $0.49*                11.6P                 6.0p
   --diluted                                         $0.88*             $0.47*                11.1P                 5.7p
----------------------------------------------------------------------------------------------------------------------------------

* Per American Depository Share equivalent to 5 ordinary shares.
+ For the convenience of the reader, pounds sterling for the three months ended 31 March 2000 have been translated to U.S. dollars using $1.59 per(pound sterling)1.00 (1999: $1.64 per(pound sterling)1.00).

"Record earnings for the first quarter of 2000 reflect the continued strong momentum of our businesses throughout the world," said Mr. Charles W. Brady, Chairman and Chief Executive Officer. "New business generation in the quarter dramatically exceeded our previous record, reflecting the growing strength of our AIM and INVESCO brands and our superior investment performance across a broad range of products."

"Global markets are always subject to significant fluctuation and the recent declines have been forecasted by many for some time," noted Mr. Brady. "We remain focused on providing excellent investment performance and client service, the key factors that drive our business, to bring value to our shareholders. We believe that the underlying economic factors remain strong and we are very optimistic about the future."

Funds under management totalled $391.6 billion ((pound sterling)246.3 billion) at 31 March 2000, an increase of $34.2 billion over 31 December 1999. Average funds under management amounted to $370.6 billion for the first quarter of 2000, compared to $323.6 billion for the fourth quarter of 1999; a 14.5% increase. Managed Products and INVESCO Global both experienced good net flows in the quarter due to strong gross sales across all product ranges. Approximately one-third of the total funds under management remain invested in fixed interest securities.

Earnings before interest, taxes, depreciation and amortisation ("EBITDA") amounted to (pound sterling)146.5 million ($232.9 million) in the 2000 first quarter, an increase of (pound sterling)51.0 million ($81.1 million) over the 1999 period. Net debt at 31 March 2000 amounted to (pound sterling)422.2 million, ($671.3 million) a decrease of (pound sterling)88.7 million ($152.0 million) since the end of 1999, excluding amounts held for deposit in the Company's unit trusts.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Frankfurt Stock Exchanges with the symbol "AVZ."

                                  AMVESCAP PLC
                                   UNAUDITED
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                        THREE MONTHS ENDED 31 MARCH
                                          ---------------------------------------------------
                                                      2000                       1999
                                          -----------------------    ------------------------
REVENUES                                  (pound sterling)369,516    (pound sterling)241,052
Operating expenses                                       (237,641)                  (162,265)
                                          -----------------------    ------------------------
                                                          131,875                     78,787
Goodwill amortisation                                      (9,299)                    (9,140)
                                          -----------------------    ------------------------
OPERATING PROFIT                                          122,576                     69,647
Investment income                                           3,478                      2,784
Interest payable                                          (10,702)                   (11,913)
                                          -----------------------    ------------------------
PROFIT BEFORE TAXATION                                    115,352                     60,518
Taxation                                                  (39,888)                   (22,638)
                                          -----------------------    ------------------------
PROFIT AFTER TAXATION                      (pound sterling)75,464     (pound sterling)37,880
                                          =======================    ========================
EARNINGS PER ORDINARY SHARE:
   ---basic                                                 11.6P                        6.0p
   ---diluted                                               11.1P                        5.7p
                                          -----------------------    ------------------------
EARNINGS PER ORDINARY SHARE BEFORE
GOODWILL AMORTISATION:
   ---basic                                                 13.1P                        7.4p
   ---diluted                                               12.5P                        7.1p
                                          -----------------------    ------------------------

                                  AMVESCAP PLC
                                   UNAUDITED
                              GROUP BALANCE SHEET
                                 (IN THOUSANDS)

                                                                        31 MARCH                    31 Dec
                                                                            2000                      1999
                                                          -----------------------   -----------------------
FIXED ASSETS
Goodwill                                                  (pound sterling)655,103   (pound sterling)664,135
Investments                                                               137,808                   128,921
Tangible assets                                                           107,246                   108,021
                                                          -----------------------   -----------------------
                                                                          900,157                   901,077
                                                          -----------------------   -----------------------

CURRENT ASSETS
Debtors                                                                   982,923                   675,856
Investments                                                                75,715                    60,135
Cash at bank and in hand                                                  205,195                   189,732
                                                          -----------------------   -----------------------
                                                                        1,263,833                   925,723
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                         (1,080,787)                 (706,289)
                                                          -----------------------   -----------------------
NET CURRENT ASSETS                                                        183,046                   219,434
                                                          -----------------------   -----------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   1,083,203                 1,120,511


CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
LONG-TERM DEBT                                                           (556,845)                 (659,120)
PROVISIONS FOR LIABILITIES AND CHARGES                                    (24,555)                  (24,730)
                                                          -----------------------   -----------------------
NET ASSETS                                                (pound sterling)501,803   (pound sterling)436,661
                                                          =======================   =======================


CAPITAL AND RESERVES
Called up share capital                                   (pound sterling)169,069   (pound sterling)168,617
Share premium account                                                     482,717                   478,860
Profit and loss account                                                   456,181                   380,717
                                                          -----------------------   -----------------------
                                                                        1,107,967                 1,028,194
Other reserves                                                           (606,164)                 (591,533)
                                                          -----------------------   -----------------------
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                     (pound sterling)501,803   (pound sterling)436,661
                                                          =======================   =======================

                                    AMVESCAP
                                   UNAUDITED
                           GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)


                                                                   THREE MONTHS ENDED 31 MARCH
                                                         ----------------------------------------------------
                                                                            2000                        1999
                                                         ------------------------     -----------------------
OPERATING PROFIT                                         (pound sterling)122,576      (pound sterling)69,647
Amortisation and depreciation                                             20,486                      23,078
Change in debtors, creditors and other                                    10,917                      11,780
                                                         ------------------------     -----------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                153,979                     104,505
                                                         ------------------------     -----------------------

Interest paid, net of investment income                                    (423)                       (953)
Taxation                                                                 (7,093)                    (10,358)
Capital expenditures, net of sales                                       (8,761)                     (9,847)
Net (purchases) / disposals of fixed asset investments                  (13,210)                      11,251
Net repayment of debt                                                  (109,312)                    (33,303)
Foreign exchange on cash on bank and in hand                                 283                       1,430
                                                         ------------------------     -----------------------
INCREASE IN CASH AT BANK AND IN HAND                      (pound sterling)15,463      (pound sterling)62,725
                                                         ========================     =======================

                                  AMVESCAP PLC
                             SEGMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                        THREE MONTHS ENDED 31 MARCH 2000
                                   ----------------------------------------------------------------------------
                                             REVENUES                  EXPENSES                OPER. PROFIT
                                   ------------------------  ------------------------- ------------------------
Managed Products                   (pound sterling)227,963   (pound sterling)(119,863) (pound sterling)108,100
U.S. Institutional                                  45,513                    (33,211)                  12,302
INVESCO Global                                      86,140                    (58,157)                  27,983
Retirement and Benefit Services                      9,859                     (9,853)                       6
New Business Expense                                    41                     (3,035)                  (2,994)
Corporate                                                -                    (13,522)                 (13,522)
                                   ------------------------  ------------------------- ------------------------
                                                   369,516                   (237,641)                 131,875
Goodwill amortisation                                    -                     (9,299)                  (9,299)
                                   ------------------------  ------------------------- ------------------------
                                   (pound sterling)369,516   (pound sterling)(246,940) (pound sterling)122,576
                                   ========================  ========================= ========================

                                                        Three Months Ended 31 March 1999
                                   ----------------------------------------------------------------------------
                                             Revenues                  Expenses                Oper. Profit
                                   ------------------------  ------------------------- ------------------------
Managed Products                   (pound sterling)141,599    (pound sterling)(80,677)  (pound sterling)60,922
U.S. Institutional                                  42,670                    (26,783)                  15,887
INVESCO Global                                      50,401                    (39,042)                  11,359
Retirement and Benefit Services                      6,382                     (7,604)                  (1,222)
New Business Expense                                                           (1,887)                  (1,887)
Corporate                                                -                     (6,272)                  (6,272)

                                   ------------------------  ------------------------- ------------------------
                                                   241,052                   (162,265)                  78,787
Goodwill amortisation                                                          (9,140)                  (9,140)
                                                         -
                                   ------------------------  ------------------------- ------------------------
                                   (pound sterling)241,052   (pound sterling)(171,405)  (pound sterling)69,647
                                   ========================  ========================= ========================

                                     NOTES

1. The taxation charge for the three months to 31 March 2000 is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before amortisation of goodwill is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of operating performance.

                                                                          2000
                                                                          ----
                                             PROFIT BEFORE
                                                GOODWILL                NUMBER OF
                                              AMORTISATION               SHARES                PER SHARE
                                           (pound sterling)'000           '000                   AMOUNT
                                          ---------------------   ----------------------   -------------------
      Basic earnings per share                          84,763                  648,678                 13.1P
                                                                                           ===================
      Issuance of options                                    -                   29,170
                                          ---------------------   ----------------------
      Diluted earnings per share                        84,763                  677,848                 12.5P
                                          =====================   ======================   ===================

                                                                         1999
                                                                         ----
                                             Profit before
                                                Goodwill                Number of
                                              Amortisation               Shares                Per Share
                                           (pound sterling)'000          '000                   Amount
                                          ---------------------   ----------------------   -------------------
      Basic earnings per share                          47,020                  635,934                  7.4p
                                                                                           ===================
      Issuance of options                                    -                   29,808
                                          ---------------------   ----------------------
      Diluted earnings per share                        47,020                  665,742                  7.1p
                                          =====================   ======================   ===================

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                 (IN BILLIONS)

                                                   MANAGED PRODUCTS
                                                   ----------------             U.S.           INVESCO           RBS &
                                 TOTAL           AIM           INVESCO         INSTIT.         GLOBAL           NEW BUS.
                             -------------- --------------  ---------------  ------------- ---------------  ---------------
31 DEC 1999                     $ 357.4          $165.3             $34.4         $92.5            $57.2             $8.0
Market gains                       20.4            13.0               3.7           0.7              3.1             (0.1)
Net new (lost) business            15.2             6.6               5.9          (1.5)             4.6             (0.4)
Change in US Money
   Market Funds                    (0.5)           (1.6)              0.6           -                0.5              -
Foreign currency                   (0.9)            -                 -             -               (0.9)             -
                             -------------- --------------  ---------------  ------------- --------------- ----------------
31 MARCH 2000                    $391.6         $ 183.3            $ 44.6        $ 91.7           $ 64.5            $ 7.5
                             -------------- -------------------------------  ------------- --------------- ----------------
31 MARCH 2000 +               (ps)246.3       (ps)115.2         (ps) 28.1     (ps) 57.7        (ps) 40.6         (ps) 4.7
                             -------------- --------------  ---------------  ------------- --------------- ----------------

+ Translated @ $1.59 per (pound sterling)1.00.
(ps) pound sterling


                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)

                                                                   THREE MONTHS ENDED 31 MARCH
                                                        ---------------------------------------------------
                                                                  2000                         1999
                                                        ------------------------  -------------------------
NET PROFIT UNDER UK GAAP                                (pound sterling)75,464      (pound sterling)37,880
US GAAP ADJUSTMENTS:
        Acquisition accounting                                         (15,406)                    (20,456)
        Taxation                                                       (17,046)                     (1,324)
        Other                                                              (61)                     (2,876)
                                                        ------------------------  -------------------------
NET INCOME UNDER US GAAP                                (pound sterling)42,951      (pound sterling)13,224
                                                        ========================  =========================
EARNINGS PER ORDINARY SHARE:
        -- basic                                                           6.6p                       2.1p
        -- diluted                                                         6.3p                       2.0p
EARNINGS PER ORDINARY SHARE BEFORE GOODWILL AMORTISATION
        -- basic                                                           9.0p                       4.5p
        -- diluted                                                         8.6p                       4.3p
                                                        ------------------------  -------------------------
                                                                  31 MARCH 2000                31 Dec 1999
                                                        ------------------------  -------------------------
SHAREHOLDERS' FUNDS UNDER UK GAAP                       (pound sterling)501,803    (pound sterling)436,661
US GAAP ADJUSTMENTS:
         Acquisition accounting                                         992,174                    993,765
         Treasury stock                                               (143,175)                   (132,615)
         Dividends                                                            -                     35,544
         Other                                                            4,384                      3,957
                                                        ------------------------  -------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP                    (pound sterling)1,355,186  (pound sterling)1,337,312
                                                        ========================  =========================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 27 March, 2000                        By /s/ MICHAEL S. PERMAN
     --------------                           -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary